UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-40777

ARQIT QUANTUM INC.

(Exact name of registrant as specified in its charter)

1st Floor, 3 More London Riverside
London SE1 2RE, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On December 16, 2021 Arqit Quantum Inc. (“Arqit”) issued a press release entitled “Arqit Quantum Inc. announces financial and operational results for the fiscal year ended 30 September 2021,” in which Arqit reported its financial and operational results for the fiscal year ended September 30, 2021. A copy of that press release is furnished as Exhibit 99.1 hereto.

In conjunction with the conference call being held on December 16, 2021 to discuss Arqit’s results for the fiscal year ended September 30, 2021, Arqit also made available to its investors a slide presentation to provide additional information regarding its business and its financial results. That slide presentation is furnished as Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) and is incorporated herein by reference.

The information furnished in this Report on Form 6-K, including the information contained in Exhibits 99.1 and 99.2, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by a specific reference in such filing.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of Arqit Quantum Inc., dated December 16, 2021.
99.2	Presentation for Arqit Quantum Inc. earnings call held on December 16, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARQIT QUANTUM INC.

By:	/s/ David Williams
Name:	David Williams
Title:	Chief Executive Officer

Date: December 16, 2021